Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина,69096,г. Запорожье,
ул. Плотинная,2.
тел. (0612)58-23-23
факс 58-23-55,58-23-12
р/с 26008301155031,МФО 313355
в ЗРУ ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11487375
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО

E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна,69096,м. Запоріжжя,
вул. Плотинна,2.
тел. (0612)58-23-23
факс 58-23-55,58-23-12
р/р 26008301155031,МФО 313355
в ЗРУ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11487375
Індивідуальний податковий
номер 001308708243

08.04.02 № 34/1558

На № ________ від «___»________ 200   р.

02028424

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street,
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Re: Open Joint Stock Company "Dniproenergo"
Rule 12g3-2(b) Exemption
File No. 82-4844

Dear Ladies and Gentlemen:

In connection with Dniproenergo's exemption, pursuant to Rule 12g3-2(b)(1)(iii), enclosed are the documents described on Annex A hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact Tetiana Ismahilova, Head of Foreign Relations Department, at (380-612) 58-4340 in Zaporizhya, Ukraine, if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Tetiana Ismahilova, Dniproenergo, 2 Plotynna St., Zaporizhya, Ukraine, 69096 in the enclosed self-addressed stamped envelope or transmit the enclosed copy with date-stamping by fax: (380-612) 58-4317, 58-2312.

Very truly yours,

dlw 4/16

Chairman of the Management   Serhiy Andriyovich Popov

ANNEX A

Information Made Public by Open Joint Stock Company "Dniproenergo"
or Distributed to Shareholders

1. Document: Annual Report for 2000 (Attachment 1)

   Date: (i) Disclosed upon request of shareholders; and
   (ii) filed with the Securities Commission of Ukraine on April 18, 2001.

2. Document: Audit conclusions in respect of validity of bookkeeping and accounting report of the Company (Attachment 2)

   Date: (i) Disclosed upon request of shareholders; and
   (ii) filed with the Securities Commission of Ukraine on April 18, 2001 as a part of the Annual Report.

3. Document: Information on Activities of the Company in 2000 (Attachment 3)

   Date: (i) Published on May 4, 2001; and
   (ii) submitted to the Securities Commission of Ukraine on April 18, 2001.

4. Document: Information on brinning an action against the issuer for the amount exceeding 10% of the charter capital or the amount of the fixed assets and working capital of the Company (Attachment 4)

   Date: (i) Published on May 4, 2001.

5. Document: Information on brinning an action against the issuer for the amount exceeding 10% of the charter capital or the amount of the fixed assets and working capital of the Company (Attachment 5)

   Date: (i) Published on May 31, 2001.

6. Document: Information on brinning an action against the issuer for the amount exceeding 10% of the charter capital or the amount of the fixed assets and working capital of the Company (Attachment 6)

Date: (i) Published on May 4, 2001.

7. Document: Information on arresting of bank accounts of the issuer and on brinning a lawsuit of a bankruptcy of the Company (Attachment 7)

Date: (i) Published on June 18, 2001.

8. Document: Information on brinning a lawsuit of a bankruptcy of the Company (Attachment 8)

Date: (i) Published on July 9, 2001.

9. Document: Information on brinning a lawsuit of a bankruptcy of the Company (Attachment 9)

Date: (i) Published on August 10, 2001.

10. Document: Information on brinning a lawsuit of a bankruptcy of the Company (Attachment 10)

Date: (i) Published on August 29, 2001.

11. Document: Balance Sheet as of March 31, 2001 (Attachment 11)

Date:
(i) Disclosed upon request of shareholders; and
(ii) filed with the Securities Commission of Ukraine on April 18, 2001,as a part of the Annual Report.

12. Document: Financial Results Report as of March 31, 2001 (Attachment 12)

Date:
(i) Disclosed upon request of shareholders; and
(ii) filed with the Securities Commission of Ukraine on April 18, 2001 as a part of the Annual Report.

13. Document: Balance Sheet as of June 30, 2001 (Attachment 13)

Date: (i) Disclosed upon request of shareholders.

14. Document: Financial Results Report as of June 30,2001 (Attachment 14)

Date: (i) Disclosed upon request of shareholders.

15. Document: Information on the Registrar (Attachment 15)

Date: (i) Disclosed upon request of shareholders.

Attachment 2

(Letterhead of the LIMITED LIABILITY COMPANY Audit Firm "Auditservice- LVF")

Lisence of Audit Chamber of Ukraine A No.000388, dated 2 November 1995

69095 Zaporizhia, 117A Lenin Avenue tel.\fax 63-01-97

AUDIT CONCLUSIONS No. 001\ 03-01

in respect of validity of bookkeeping and accounting report

of the Open Joint Stock Company "Dniproenergo"

The city of Zaporizhia, 2 Plotynna street "20" March 2001

1. The audit firm "Auditservice - LVF", operating on the basis of the Certificate on the submission into the Register of subjects of the audit activity, No. (8) 456, dated 25 December 2000, issued by the Audit Chamber of Ukraine, carried out audit of the documents covering business and financial activities, bookkeeping and accounting and drawing up annual bookkeeping and accounting reports, the balance sheet of the Open Joint Stock Company "Dniproenergo" as of 01.01.2001 is attached hereto. The management of the Open Joint Stock Company "Dniproenergo" is liable for this report. The purpose of the audit - to provide audit conclusion on the basis of information obtained as result of audit of the enterprise.

2. Basic information regarding the issuer:

Name	Open Joint Stock Company"Dniproenergo"
State Registry code (EDRPOU)	0013087
Organizational and legal form of the issuer	Open joint stock company
No. of state registration certificate and date of its issuance	9102-ЗП, 08.04.98 p.
Issuing authority	Leninskiy District Counsil, Zaporizhia
Location	2 Plotynna St., 69096, Zaporizhia
Telefax	58-23-23
Date of amendments to the Charter	26.12.2000
Main types of activities	11110 Thermal power generating stations
	61110 General type building organizations

	71130 Wholesale trade of private organizations, except for consumer cooperation
	61134 Comissioning and engineering organizations
	90215 Heat supply
	14913 Repairing of meters
Number of shareholders (entity - name, organizational form, location, telefax, part in the charter capital)	1, Ministry of Energy of Ukraine, Kiyv -1, 30 Khreschatik St.,(044) 226-30-27; 76,04%
Name, location, telephone number of independent registrar (if any)	The Open Joint Stock Company FC "Ukrnaftogas", 5 Prazka St., Kyiv, (044) 552-02-41
Name, location, telephone number of a contracted deposit (if any)	________________
Date of submission of the last annual report to the Commission	12.09.2000
Date of last shareholders' meeting (for OJSC)	21.12.2000
Last date of publication of information on the issuer's activity. Name of mass media.	"Invest Gazeta"of 31-7 November 2000 "Zaporizka Sich" of 26 October 2000

3.The audit is carried out on the basis of the agreement No. 1-21/03 dated 21 March 2000.The commence date of the audit is 13 February 2001, the terminate date is 20 March 2001.

The audit of the legal entity was carried out pursuant to the national and international standards of the audit and to the Laws of Ukraine "On Audit Activities", "On Enterprises", "On Securities and Stock Exchange", "On State Regulation of the Security Market in Ukraine".

Audit was carried out pursuant to the requriments of national and international audit standards, according to wich the audit had to be planned and carried out to the purpose of collection of sufficient information in respect of the fact that the reports did not contain material mistakes, and for the purpose of developing on the basis thereof the conclusion regarding actual financial position of the Open Joint Stock Company "Dniproenergo". Information confirming figures forming the basis of the report was verified by testing. In the course of the audit, the methodology of bookkeeping and accounting used at the enterprise was analised, the principles of evaluation of material items of the balance sheet made by the management were considered, and the reports in general were examined. In the course of the audit, enough data were accumulated in order to draw up the audit conclusions.

4. Method of bookkeeping and accounting on the enterprise complies with the Law of Ukraine "On Bookkeeping and Financial Reports in Ukraine". System of accounting registers, order and method of registration so long with systemazing of information include: machine processing of documents, using computer's programms for bookkeeping and accounting, using register books and assistant payrolls, special tables, with accounting of paculiarities of enterprise activity. System of accounting registers was developed and implemented in compliance with the legislation and applicable regulations. Bookkeeping and accountant in the OJSC "Dniproenergo" is carried out pursuant to the national standards and to the Law of Ukraine "On Bookkeeping and Financial Reports in Ukraine", No. 996 XIV, dated 16 July 1999, and other applicable legislation.

Policy of accounting is developed independently and is unchanging during 2000 year and complies with the requirements of applicable regulations and legislation.

Financial report of the Open Joint Stock Company "Dniproenergo" as of 1 January 2001 drawed up in time and complies with the national standards, accepted accounting policy and submits comprehensive, authentical information on the financial position, results of business activity and funds flow of the enterprise in full volume.

5. Assets of the Open Joint Stock Company "Dniproenergo" are devided as follows: the fixed assets and the working assets (long-term and short-term). In the balance sheet of the enterprise are reflected assets,which estimation may be definited authentically and the expectations of the future economic revenues, related with their usage.

5.1 As of the beginning of the year, the initial evaluation of the intangible assets amounted to UAH 549,000.00, as of the end of the year - UAH 782,000.00. Structure of the intangible assets, authenticity and comprehensiveness of evaluation comply with the requirements of applicable legislation and accounting policy of the Open Joint Stock Company "Dniproenergo".

5.2. As of the beginning of the year, the initial evaluation of the fixed assets ammounted to UAH 1,702,266,000.00, as of the end of the year - UAH 1,715,761,000.00. In the item "Fixed assets" reflected assets comply with the requirements of applicable legislation and accounting policy.

Aquied (created) fixed assets into 2000 year were enrolled on the balance of the enterprise by the initial value, definited in accordance with the requirements of applicable regulations, and pursuant to the method of aquisition (receiving). Reflection of realization, liquidation, and other movements of the fixed assets in bookkeeping and accounting complies with the requirements of applicable legislation. Inventory of the fixed assets was carried out as of 31 December 2000, pursuant to the Law of Ukraine "On Bookkeeping and Financial Reports in Ukraine", "Instructions on Inventory of the Fixed Assets, the Intangible Assets, Goods and Materials, Monetary Funds, Documents and Settlements" (order No. 69 of the Ministry of Finance of Ukraine, dated 11 August 1994, subject to current amendments and additions).

Expenses of repaires of the fixed assets, that were taking place during 2000 year for providing object in a working position, and receiving of the future economic benefits in initially definited sum, related with its usage, are reflected into bookkeeping and comply with data of the item "Expenses".

Expenses related with the improvement of the fixed assets (modernization, reconstraction, etc.), that caused increasing of the future economic benefits, are reflected into bookkeeping pursuant to the requirements as increasing of the initial value of the fixed assets. Definition of the depreciation of the fixed assets complies with the Accounting Standards and accounting policy of the enterprise.

5.3. Content, structure, authenticity and estimation of the financial investments comply with the data of the item "Financial investments", with data of the balance sheet, other regulations and accounting policy of the enterprise. Initial value of the financial investments and further estimation comply with

policy of the enterprise. Initial value of the financial investments and further estimation comply with the requirements of the Accounting Standards: the finansial investments into associated enterprises and subsideries are accounted by the method of sharing in the capital as of 1 January 2001, and accumulate 7527,000.00 UAH. Other financial investments are evaluated by the initial cost and as of 1 January 2001 accumulate 106,000.00 UAH.

Storage of securities complies with the applicable legislation and regulations. Document processing and reflecting operations with securities into bookkeeping are pursuant to the applicable regulations. Accounting of the financial results obtained by turnover of securities pursuant to applicable legislations and regulations.

5.4. The order of the admission, estimation, and reflection of inventories into the financial report comply with the applicable regulations and accounting policy of the enterprise. Inventories on the enterprise are definited by the assets, if they comply with the degrees of definition:

- probability of obtaining of economic benefits in the future by the enterprise, related with usage of inventories;

- their cost may be estimated authentically.

Classification of inventories complies with the applicable regulations. Acquired (received) or produced inventories are accounted in the balance of the enterprise by the initial value. Recognizing of the initial value of the acquired (produced) inventories is furnished pursuant to the method of receiving on the enterprise and are reflected as follows: 1) acquired for the fee - by the prime cost; 2) produced on the enterprise - by the prime cost; 3) acquired in result of change - by the fair value or by the balance cost.

Method of the estimation of the inventories by their release in production, sale and other realeasing stays unchanging during the reported period.

Estimation of the inventories as for date of the balance complies with the requirements and accounting policy of the enterprise, and is recognized by the least of two follow values: by the initial value or by the sale value.

5.5. Content of the expenses, regularity of the order of allocation of comprehensive production expenses, accounting of the expenses comply with the requirements.

5.6. Tax accounting of the gross expenses is pursuant to the Law of Ukraine "On Tax Profit of the Enterprise".

5.7. Recognition and estimation of the reality of payable accounts comply with the requirements. As of 1 January 2001 accounts payable amounted to UAH 2,903,978,000,00. As of 1 January 2001 the inventory of payable accounts is conducted in compliance with the applicable regulations.

6. Recognition, accounting and estimation of the liabilities comply with the requirements. In bookkeeping the liabilities are devided into long-term, short-term, reserve funds, revenues of the future periods.

6.1. Accounting and estimation of long-term liabilities and their consideration in the financial report comply with the applicable requirements and regulations. As of 1 January 2001, long-term liabilities amounted to UAH 149,979,000,00.

6.2. Accounting, estimation and reflection in the balance of short-term liabilities comply with the applicable regulations and requirements. As of 1 January 2001, short-term liabilities amounted to

enterprise is true and authentically. As of 1 January 2001, carried out inventory of short-term liabilities complies with the applicable regulations.

6.3. As of 1 January 2001, unpaid debts of bank loans amounted to UAH 179,626,000.00. Interests of loans that should be repaid amounted to UAH 18,159,000.00, along with ondue payments amounted to UAH 18,159,100.00.

7. As of 1 January 2001, stated charter capital of the Open Joint Stock Company "Dniproenergo" amounted to UAH 98,100,000.00. As of 1 January 2001, disbursed charter capital amounted to UAH 98,100,000.00. The charter capital is divided into 3,923,998 common registered shares, with nominal value of UAH 25.

Analitical accounting under account "Charter fund" complies with the requirements of applicable regulations. The charter fund is created in the fixed amount, determined by the charter documents in comliance with the Charter of the Open Joint Stock Company "Dniproenergo" and with the decision of shareholder's meeting. Regularity of forming and reflecting of the additional capital in the accounting, its distribution comply with the requirements of applicable regulations.

8. In bookkeeping information, forming on profits and its reflecting in the financial report, complies with the requirements of item "Profits" and furnishes pursuant to the principles of accounting and in respect of revenues and expenditures. During the reported period definition of profit occured along with increasing of the assets or decreasing of the liabilities, that in condition of profit's true estimation assure increasing of own capital . As of the reported period classification of profirs in bookkeeping complies with the requirements:

- profit (revenue arter realization of goods, works and services);
- other operational revenues;
- financial revenues;
- other revenues;
- urgent revenues.

Content of revenues and their reflecting in the financial report of the Open Joint Stock Company "Dniproenergo" comply with the applicable regulations. As of the reported period financial results of the Company, reflected in the financial report, real and authentical.

Estimation of the profit in accounting pursuant to the Law of Ukraine "On Taxation of Income of Enterprises", dated 22 May 1997, № 283/97 VR, subject to current ammendments and additions. Estimation of the balance income and tax income as of the reported period complies with the applicable regulations and legislation.

9. Data in the financial report of the Open Joint Stock Company "Dniproenergo" are correspond to data of bookkeeping, data of separate forms of reporting comply with each other.

Surplus (deficit) of the balance as of 1 January 2000, formed in result of transformation of bookkeeping, carried out pursuant to the Accounting Form (standard) and implementing of bookkeeping plan of accounts, approved by the Ministry of Finance of Ukraine, dated 30 November 1999, No. 291.

10. Analysis of the financial position of the Open Joint Stock Company "Dniproenergo":

10.1 Liquidity indicators.

10.1.1. General liquidity indicator (cover ratio) illustrates comprehensive supplying of the Open Joint Stock Company "Dniproenergo" by the working assets for providing of business activity and for repaying of current liabilities in time.

- at the beginning of the year - 1,04;
- at the end of the year - 1,03.

It means that respectively 1,04 and 1,03 monetary units of current funds fall for each monetary unit of current funds fall for each monetary unit of short-term obligations. The cover ratio over the enterprise is lower than optimum indicator of 2.0. It means that the enterprise have ability to pay debts in due time.

10.1.2. Interim liquidity indicator illustrates how short-term obligations are covered by the most liquidity assets of the enterprise.

- at the beginning of the year - 0,98;
- at the end of the year - 0,98.

According to the international standards optimum indicator of interim liquidity is of 1,0. For Ukranian enterprises optimum indicator of interim liquidity is as of 0,6 - 0,8. For the Open Joint Stock Company "Dniproenergo" interim liquidity indicator is more than optimum indicator as for Ukranian enterprises.

10.1.4. Operating capital - is the amount of this indicator characterizes ability of the enterprise to pay its current obligations and to expand future activity:

- at the beginning of the year - UAH 105,397,000.00;
- at the end of the year - UAH 100,924,000.00.

As of the end of the year, such capital decreased by UAH 4,473,000,00.

10.2. Leverage indicators.

10.2.1. Financial independence (autonomy) ratio illustrates how all assets are covered by own sources of financing:

- at the beginning of the year - 0,23;
- at the end of the year - 0,18.

Such indicators charecterize independence from external sources. It is lower than optimum value of 0.25 - 0.5. Comparison of two indicators illustrates decreas of the financial independence (autonomy) at the end of the year by 0.05.

10.2.3. Debt structure ratio:

- at the beginning of the year - 0,05;
- at the end of the year - 0,05.

Real indicator of the debt stucture ratio for Ukranian enterprises amount approximately 0, that is less than 1.

10.2.4. Capital structure ratio (financing) characterizes dependence of the enterprise from the external sources:

- at the beginning of the year - 3,30;

- at the end of the year - 4,52.

Comparison of two indicators illustrates that capital structure ratio at the end of the year increased of 1,22.

10.3. Profitability indicators.

10.3.1. Ratio of efficiency of output as of 1 January 2001 constitutes 0,13 and characterizes level of income, that fall into expenditures for production and realization.

10.3.2. Ratio of efficiency of use of assets as of 1 January 2001 costitutes 0,02. Charecterizes resalts of fund contributions into the capital of the enterprise.

10.3.3. Ratio of efficiency of use of own funds (capital) as of 1 January 2001 constitutes 0,07.

10.3.4. Efficiency of the enterprise as of 1 January 2001 constitutes 0,03.

10.3.5. Profitability of the share capital as of 1 January 2001 - 0.56.

Director

LLC "Auditservice -LVF" [signature] **L.V. Fomenko**

Certificate of the Audit Chamber of Ukraine

A No. 000388, dated 02.11.95

Address:

117"a" Lenin Anenue, Zaporizhzhia

Telephone/telefax: 63-01-97

Appendix 2
to the Accounting Form (standard)

BALANCE SHEET OF THE COMPANY

As of January 1, 2000

		CODES		
	Date (year, month,day)	2001	1	1
Enterprise: OJSC"Dniproenergo"	as to EDRPOU	130872		
Territory: Zaporizka	as to KOATUU	6024		
Ownership: COLLECTIVE PROPERTY	as to KFV	20		
State management authority: Minenergo of Ukraine	as to SPODU	1034		
Branch (type of activities) Thermal power plants	as to ZKGNG	11110		
Type of business activities	as to KVED			
Measuring unit: thousand of hryvnias	Controlling amount			

Address: 2 Plotynna St., Zaporizhia

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	336.0	447.0
initial value	011	549.0	782.0
depreciation	012	213.0	335.0
Uncomplited constractions	020	82,346.0	89,912.0
Fixed capital			
residual value	030	695,558.0	662,338.0
initial value	031	1,702,266.0	1,715,761.0
depereciation	032	1,006,708.0	1,053,423.0
Long-term financial investment			
that accounted under method of sharing in the capital of other enterp.	040	7,675.0	7,527.0
other financial investments	045	106.0	106.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	0.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**786,021.0**	**760,330.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	146,814.0	161,475.0
Animals under growing and and feeding	110	4.0	0.0
Uncompleted production	120	1.0	43.0
Finished products	130	24.0	79.0

Goods	140	84.0	91.0
Promissory notes received	150	0.0	57,077.0
Settlements with debtors for goods, works, services:			
purchase value	160	2,298,782.0	2,777,680.0
sale value	162	2,298,782.0	2,777,680.0
reserve of doubtful debts	162	0.0	0.0
Settlements with debtors:			
with the budget	170	2,190.0	5.0
on granted advance	180	2,874.0	31,814.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	29,116.0	37,402.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	5,401.0	19,478.0
currency account	240	0.0	0.0
other monetary funds	250	42,878.0	80,170.0
Section 2 total	**260**	**2,528,168.0**	**3,165,314.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**237.0**	**80.0**
BALANCE (Summ of rows 080, 260, 270)	**280**	**3,314,426.0**	**3,925,724.0**

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98,100.0	98,100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	734,488.0	731,509.0
Reserve capital	340	12,590.0	15,338.0
Undistributed profit (uncovered losses)	350	(74,970.0)	(133,592.0)
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**770,208.0**	**711,355.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providings	410	0.0	0.0
Target - oriented finansing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**
3. LONG - TERM LIABILITIES			
Bank loans	440	118,618.0	123,486.0
Other finance liabilities	450	0.0	24,199.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2,829.0	2,294.0
Section 3 total	**480**	**121,447.0**	**149,979.0**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	0.0	58,392.0

Current debts	510	30,248.0	6,049.0
Issued notes	520	13,656.0	137,523.0
Settlements with creditors for goods, works and services	530	1,912,583.0	2,093,366.0
Settlements with creditors:			
with respect to advance payments reseived	540	1,163.0	2,355.0
with the budget	550	325,556.0	486,923.0
with respect to non-budgetary payments	560	73,664.0	110,018.0
with respect to insurance	570	1,782.0	1,615.0
with respect to salaries	580	4,000.0	3,543.0
with participants	590	1,636.0	28,194.0
with subsidiaries	600	37,644.0	0.0
Other short - term liabilities	610	20,839.0	136,412.0
Section 4 total	**620**	**2,422,771.0**	**3,064,390.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**0.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3,314,426.0**	**3,925,724.0**

Manager [signature]

[seal]

Chief Accountant [signature]

Appendix 3

to the Accounting Form (standard)

		CODES
	Date (year, month, day)	2000/ 12/ 31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
State management authority: Minenergo of Ukraine	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Tremal power plants	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

2001 FINANCIAL RESULTS REPORT

Form No. 2 code as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales proceeds (goods, works, services)	010	2,018,746.0	2,221,902.0
Value added tax	015	(248,154.0)	(35,833.0)
Exsice duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	030	0.0	0.0
Net profit of sold products (work, services)	035	1,770,592.0	2,186,069.0
Costs for production of sold products (work, services)	040	(1,562,625.0)	(1,745,243.0)
Sales results	050	207,967.0	440,826.0
Losses	055	0.0	0.0
Other operational revenues	060	68,465.0	37,411.0
Administrative expenses	070	(10,554.0)	(14,776.0)

Commercial costs	080	(109.0)	(7.0)
Other operational costs and expenses	090	(131,112.0)	(1,584,136.0)
Financial results of operational activity: profit	100	134,657.0	0.0
Losses	105	0.0	1,120,682.0
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	0.0
Other revenues	130	3,945.0	1,208.0
Financial losses	140	(11,486.0)	(9,690.0)
Losses from sharing in the capital	150	(297.0)	0.0
Other losses	160	(6,085.0)	(1,735.0)
Financial results of usual activity: total profits	170	120,734.0	0.0
total losses	175	0.0	1,130,893.0
Profit tax	180	(65,774.0)	(112,288.0)
Financial results of usual activity: profit	190	54,960.0	0.0
losses	195	0.0	1,243,781.0
Unusual profits	200	0.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	54,960.0	0.0
losses	225	0.0	1,243,181.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1,348,396.0	1,458,209.0
Salary expenses	240	45,919.0	40,935.0
Allocations for social arrangements	250	16,677.0	15,351.0
Depreciation	260	48,463.0	78,116.0
Other costs	270	120,925.0	1,724,108.0
Total	**280**	**1,580,380.0**	**3,316,719.0**

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	0.0	0.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	0.0	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividents per one common share	340	0.0	0.0

Manager [signature]

[seal]

Chief Accountant [signature]

Appendix 4

to the Accounting Form (standard)

		CODES
	Date (year, month, day)	2001/12/01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
State management authority: Minenergo of Ukraine	as to SPODU	0624
Branch: industrial	as to ZKGNG	11110
Type of business activity: Thermal power plants	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

2000 FUNDS FLOW REPORT

Form No.3

DKUD Code 1801004

Article	Code	For reported year		For previous year	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6
1. Flow of funds as a result of operational activities					
Profits (loss) from general activity before tax payment	010	120,734.0	0.0	0.0	(1,130,893.0)
Adjustment for:					
fixed assets depreciation	020	48,463.0	X	78,116.0	X
increased (decreased) security	030	0.0	0.0	0.0	0.0
profit (loss) from unrealised switch rates	040	0.0	0.0	0.0	0.0
profit (loss)from non-operational activities	050	2,437.0	0.0	0.0	(10,211.0)
Interest payment expenses	060	11,486.0	X	8,528.0	X

Profit (loss) from operational activities prior to change in frequent circulating assets	070	183,120.0	0.0	0.0	(1,054,460.0)
Decreased (increased):					
circulating assets	080	0.0	622,918.0	0.0	(52,907.0)
deferred expenses	090	157.0	0.0	0.0	(183.0)
Increased (decreased):					
current liabilities	100	532,032.0	0.0	1,078,237.	0.0
deferred incomes	110	0.0	0.0	0.0	0.0
Cash funds from operational activity	120	92,391.0	0.0	0.0	(29,313.0)
Paid:					
interest	130	X	2,190.0	X	(5,244.0)
profit tax	140	X	111,236.0	X	(18,643.0)
Net flow of funds prior to emergency events	150	0.0	21,035.0	0.0	(53,203.0)
Flow of funds from emergency events	160	0.0	0.0	0.0	0.0
Net flow of funds from operational activities	170	0.0	21,035.0	0.0	(53,20.0)
2. Flow of fund as a result of investment activities					
Sale of:					
financial investments	180	0.0	X	3.0	X
fixed assets	190	95.0	X	30,765.0	X
property complexes	200	0.0	0.0	0.0	0.0
Received:					
interest	210	0.0	X	6.0	X
dividends	220	0.0	X	0.0	X
Other proceeds	230	0.0	X	0.0	X
Acquisition of:					

financial investments	240	X	116.0	X	(7,393.0)
fixed assets	250	X	11,012.0	X	(5,568.0)
property complexes	260	X	0.0	X	0.0
Other payments	270	X	11,712.0	X	(1,309.0)
Net flow of funds from emergency events	280	0.0	22,754,0	16,504.0	0.0
Flow of funds from emergency events	290	0.0	0.0	0.0	0.0
Net flow of funds from investment activities	300	0.0	22,745.0	16,504.0	0.0
3. Flow of funds as a result of finansial activities					
Proceeds of own capital	310	0.0	X	396.0	X
Received loans	320	132,217.0	X	41,246.0	X
Other proceeds	330	0.0	X	0.0	X
Rerayments of loans	340	X	74,360.0	X	0.0
Paid dividends	350	X	0.0	X	(406.0)
Other payments	360	X	0.0	X	0.0
Net flow of funds prior to emergency events	370	57,857.0	0.0	41,236.0	0.0
Flow of funds from emergency events	380	0.0	0.0	0.0	0.0
Net flow of funds from financial activity	390	57,857.0	0.0	41,236.0	0.0
Net flow of funds for the reported period	400	14,077.0	0.0	4,537.0	0.0
Balance of funds for the beginning of year	410	5,401.0	X	632.0	X
Influence of currency rate changes on balanc of funds	420	0.0	0.0	0.0	0.0
Balance of fund at the end of year	430	19,478.0	X	5,169.0	X

Manager [signature]

Chief Accountant [signature]

File No. 82-4844

Appendix
to the Accounting Form (standard)

Enterprise: OJSC "Dniproenergo"
Territory: Zaporizka
State management authority: Minenergo of Ukraine
Branch (type of activity): Thermal power plants
Type of business : 11110
Measuring unit: thousand of hryvnias

	CODES		
Date (year,month,date)	2001	12	1
as to EDRPOU	130872		
as to KOATUU	6024		
as to SPODU	1034		
as to ZKGNG	11110		
as to KVED			
Controlling amount			

Report on the own capital
for 2000
Form No. 4

Item	Code	Charter capital	Share capital	Additionally contributed capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withheld capital	In total
1	2	3	4	5	6	7	8	9	10	11
Residual at the beginning of year	**010**	98,100.0	0.0	0.0	734,488.0	12,590.0	(74,970.0)	0.0	0.0	770,208.0
Adjustment:		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- change of accounting policy	**020**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- correction of mistakes	**030**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- other changes	**040**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	770,208.0
Adjusted residual at the beginning of the year	**050**	98,100.0	0.0	0.0	734,488.0	12,590.0	(74,970.0)	0.0	0.0	770,208.0
Revaluation of assets:										
- Additional evaluation of the fixed assets	**060**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of the fixed assets	**070**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Additional evaluation of uncomplited constructions	**080**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of uncomplited constructions	**090**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Additional evaluation of intangible assets	**100**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of intangible assets	**110**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Movement of special funds	**120**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

1	2	3	4	5	6	7	8	9	10	11
Net profit (loss) for the accounting period	**130**	0.0	0.0	0.0	0.0	0.0	54,960.0	0.0	0.0	54,960.0
Distribution of the profit:										
- Payments of the owners (dividends)	**140**	0.0	0.0	0.0	0.0	0.0	(110,834.0)	0.0	0.0	(110,834.0)
- Contribution of the profit into the charter capital	**150**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Deduction into reserve capital	**160**	0.0	0.0	0.0	0.0	2,748.0	(2,748.0)	0.0	0.0	0.0
	170	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contributions of the participants:										
- Contributions into the capital	**180**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Repayment of indebtedness from the capital	**190**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	200	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Withholding the capital:										
- Redemption of the shares (participation interest)	**210**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Resale of the redeemed shares (participation interest)	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Cancellation of the redeemed shares (participation interest)	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Withholding shares of the capital	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Decrease of nominal value of the shares	**250**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other shares of the capital:										
- Writing off the losses which have not been reimbursed	**260**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Assets received free of charge	**270**	0.0	0.0	0.0	720.0	0.0	0.0	0.0	0.0	720.0
Dividend accrued upon share of DIF	**280**	0.0	0.0	0.0	(3,699.0)	0.0	0.0	0.0	0.0	(3,699.0)
Aggregate changes of the capital	**290**	0.0	0.0	0.0	(2,979.0)	2,748.0	(58,622.0)	0.0	0.0	(58,853.0)
Balance at the end of the year	**300**	98,100.0	0.0	0.0	731,509.0	15,338.0	(133,592.0)	0.0	0.0	711,355.0

The Charter Fund of the Company equals 98,099,950 UAH divided into 3,923,998 common registered shares with the nominal value of 25 UAH each. The structure of the share capital is as follows: the state owns 2,983,718 shares (76,04 %); individuals owns 221,717 shares (5,65%); legal entites own 718,563 shares (18,31%). Persons holding more than 5% of the Charter Fund are: the state represented by the State Property Fund of Ukraine - 76,04%; CJSC "Alfa Capital" - 8,6%.

Manager ______ [signature] [seal] Serhiy Andriyovich Popov

Chief Accountant ______ [signature] Anatoliy Mikhailovich Huschyn

Approved
by the order of Ministry of Finance of Ukraine
dated 29 October 2000, No.302

Enterprise: **OJSC "Dniproenergo"**
Territory: Zaporizka
Ownership: COLLECTIVE PROPERTY,
State management authority: Minenergo of Ukraine
Branch (type of activities): Thermal power plants
Type of business activity
Measuring unit: thousand of hryvnias

Address: 2 Plotynna St., Zaporizhia

	CODES		
Date (year, month, date)	2001	1	1
as to EDRPOU	130872		
as to KOATUU	6024		
as to SPODU	1034		
as to ZKGNG	11110		
as to KVED			
Controlling amount			

NOTES ON THE ANNUAL FINANCIAL REPORT

as of 2000 year

Form No.5 **DKUD Code 1801008**

1. Intengible assets

Groups of integible assets	Row code	Balance on the beginning of year		Received for the reported period	Overestimation (mark up+, mark down-)		Written off for the year		Accounted depreciation per year	Losses due to decreasing of usefulness per year	Other changes per year		Residue at the end of year	
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Rights for usage of natural resources	010	0.0	0.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.0
Rights for usage of property	020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for trademarks	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for objects of industry property	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Author's and continguous rigts	050	244.0	51.0	231.0	0.0	0.0	0.0	0.0	140.0	0.0	0.0	0.0	475.0	191.0
Goodwill	060	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other intengible assets	070	305.0	162.0	44.0	0.0	0.0	44.0	44.0	26.0	0.0	0.0	0.0	305.0	144.0
Total	**080**	549.0	213.0	277.0	0.0	0.0	44.0	44.0	166.0	0.0	0.0	0.0	782.0	335.0

From 080 row, column 14	cost of intengible assets, restricted by the rigt of property	**(081)**
	cost of mortgaged intengible assets	**(082)**
	cost of intengible assets, created by the enterprise	**(083)**
From 080 row, column 5	cost of intengible assets, obtained due to target investments	**(084)**

EDRPOU CODE 00130872

2. Fixed assets

Groups of fixed assets	Row code	Residue at the beginning of year: prime (overestimated) cost	Residue at the beginning of year: depreciation	Receipts per year	Overestimation (mark up+, mark: prime (overestimated) cost	Overestimation: depreciation	Disbursements per year: prime (overestimated) cost	Disbursements per year: depreciation	Depreciation accounted per year	Losses due to decreasing of usefulness	Other changes per year: prime (overestimated) cost	Other changes per year: depreciation	Residue at the end of year: prime (overestimated) cost	Residue at the end of year: depreciation	including: obtained under financial rent	including: transmitted into operational	including: prime (overestimated) cost	including: depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Major expences for improving of plots	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Buildings, structures and transmission devices	120	834,173,0	356,683,0	12,300,0	0.0	0.0	805,0	444,0	20,591,0	0.0	53,0	-1.0	845,721,0	376,829,0	0.0	0.0	18,810,0	979,0
Mashines and equipment	130	829,376,0	625,383,0	2,457,0	0.0	0.0	642,0	620,0	25,045,0	0.0	-612,0	-618,0	830,579,0	649.0	0.0	0.0	937,0	862,0
Means of transportation	140	17,306,0	10,492,0	0.0	0.0	0.0	366,0	328,0	1,355,0	0.0	340.0	330,0	17,280,0	11,849,0	0.0	0.0	143,0	106,0
Tools, devices, other facilities(furniture)	150	19,739,0	13,308,0	823,0	0.0	0.0	75,0	73,0	1,246,0	0.0	-234,0	-22,0	20,253,0	14,459,0	0.0	0.0	4,0	0.0
Working and productive animals	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perenial planties	170	146,0	99,0	0.0	0.0	0.0	0.0	16,0	0.0	0.0	0.0	0.0	146,0,0	115,0	0.0	0.0	0.0	0.0
Other fixed assets	180	741,0	439,0	13,0	0.0	0.0	217,0	116,0	30,0	0.0	453,0	310,0	990,0	663,0	0.0	0.0	0.0	0.0
Librarian funds	190	176,0	156,0	8,0	0.0	0.0	1,0	1,0	9,0	0.0	0.0	1.0	183,0	165,0	0.0	0.0	0.0	0.0
Nonnegotiable matherial assets of little value	200	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Temporary (untitle) structures	210	609,0	148,0	0.0	0.0	0.0	0.0	0.0	5.0	0.0	0.0	0.0	609,0	153,0	0.0	0.0	609,0	0.0
Natural resources	220	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Inventory package	230	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rental objects	240	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other nonnegotiable matherial assets	250	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	260	1,702,266,0	1,006,708.0	15,601.0	0.0	0.0	2,106.0	1,582.0	48,297.0	0.0	0.0	0.0	1,715,761.0	1,053,423.0	0.0	0.0	20,503.0	1,947.0

From row 260,column 14	cost of fixed assets, as of which restrictions of rights for property are stipulated by applicable legislation	(261)	885.0
	cost of mortgaged fixed assets	(262)	185.0
	residual cost of fixed assets, that are temporarily not used (conservation, reconstruction,so on)	(263)	0.0
	residual cost of fixed assets, excluded from exploitation for sale	(264)	0.0
	prime (overestimated) cost of totally depretiated fixed assets	(265)	0.0
From row 260, column 5	cost of fixed assets, acquired for the target financing	(266)	0.0
	cost of fixed assets,taking into operational leasing	(267)	1,835.0

3. Major investments

Name of indicator	Row code	Per year	At the end of year
1	2	3	4
Major construction projects	**280**	8,337.0	72,332.0
Aquisition (creation) of the fixed assets	**290**	2,491.0	181.0
Aquisition (creation) of other nonnegotiating materials assets	**300**	1.0	0.0
Aquisition (creation) of intengible assets	**310**	183.0	285.0
Forming of major herd	**320**	0.0	0.0
Other	**330**	0.0	5,437.0
Total	**340**	11,012.0	78,235.0

4. Financial investments

Name of indicator	Row code	Per year	At the end of year	
			longterm	current
1	2	3	4	5
A. Financial investments at the method of sharing in the capital of:				
associated enterprises	**350**	-148.0	898.0	0.0
subsidaries	**360**	0.0	6,629.0	0.0
joint-venture activity	**370**	0.0	0.0	0.0
B. Other financial investments in:		0.0	0.0	0.0
snares in the charter capital of other enterprises	**380**	0.0	0.0	0.0
shares	**390**	0.0	0.0	0.0
promissory notes	**400**	0.0	0.0	0.0
Other	**410**	0.0	106	0.0
Total (A+B)	**420**	-148.0	7,663.0	0.0

From the row 045 column 4 of the balance

Other longterm financial investments are reflected:
at the cost **(421)** 106.0
at the fair cost **(422)**
at the depreciation cost **(423)**

From the row 220 column 4 of the balance

Current financial investments are reflected:
at the cost **(424)**
at the fair cost **(425)**
at the depreciation cost **(426)**

5.Incomes and expenses

Name of indicator	Row code	Incomes	Expenses
1	2	3	4
A. Other operational incomes and expenses			
Operational rent of assets	**440**	828.0	688.0
Operational course rate difference	**450**	93.0	3,674.0
Realization of other working assets	**460**	6,266.0	6,176.0
Fines, penalties,forfeits	**470**	53.0	107,727.0
Providing of objects of housing-communal and social-cultural designited	**480**	4,904.0	18,372.0
Other operational incomes and expenses	**490**	56,321.0	-5,525.0
B. Incomes and expenses of sharing in the capital of investments in:			
associated enterprises	**500**	0.0	34.0
subsidaries	**510**	0.0	263.0
joint-venture activity	**520**	0.0	0.0
C. Other financial incomes and expenses			
Dividends	**530**	0.0	x
Interests	**540**	x	11,486.0
Financial rent of assets	**550**	0.0	0.0
Other financial incomes and expenses	**560**	0.0	0.0
D. Other incomes and expenses			
Realization of financial investments	**570**	0.0	0.0
Realization of nonnegotiable assets	**580**	95.0	260.0
Realization of property	**590**	0.0	0.0
Nonoperational course rate difference	**600**	0.0	5,561.0
Free obtained assets	**610**	151.0	x
Writting off of nonnegotiable assets	**620**	x	264.0
Other incomes and expenses	**630**	3,699.0	1,662,647.0

Barter's settlements with goods (works,services)	**(631)**	**484,609.0**
Part of income from sale of goods (works, services) under barter contracts with concerned parties	**(632)**	**%**

6. Monetary funds

Name of indicator	Row code	At the end of year
1	2	3
Cash fund	640	3.0
Current account of the bank	650	19,464.0
Other accounts in the bank (documentary credits,check book)	660	1.0
Monetary funds coming	670	
Equivalents of monetary funds	680	10.0
Total	690	19,478.0

From row 070 column 4 of the Balance Monetary funds, that are restricted in usage (691)

7. Securing

Types of securities	Row code	Residue of securing at the beginning of year	Increasing of securing		Sum of securing, that are used per period	Unused sum of securing	Sum of expected reccurencing of expenses by other party, that is accounted for estimation ensuring	Residue of estimation at the end of year
			creating of securing	additional counting out				
1	2	3	4	5	6	7	8	9
Securing for paying out of vacation for stu	710	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for additional pension providing	720	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing of garanties	730	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for restructuring	740	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing liabilities as pur hard contracts	750	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	760	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	770	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	780	0.0	0.0	0.0	0.0	0.0	0.0	0.0

8. Inventories

Name of indicator	Row code	Balance cost at the end of year	Overestimation per year	
			increasing of net sale cost *	decreasing of net sale cost
1	2	3	4	5
Raw and materials	800	38,627.0	0.0	0.0
Bought semi-finished products and completing goods	810	0.0	0.0	0.0
Fuel	820	21,534.0	0.0	0.0
Package and package material	830	47.0	0.0	0.0
Building materials	840	0.0	0.0	0.0
Spare parts	850	99,394.0	0.0	0.0
Materials of agricultural disagnition	860	1.0	0.0	0.0
Animals in growing up and falten up	870	0.0	0.0	0.0
Objects of little value and rapidly wearing	880	1,872.0	0.0	0.0
Production in processing	890	43.0	0.0	0.0
Finished products	900	79.0	0.0	0.0
Goods	910	91.0	0.0	0.0
Total	920	161,688.0	0.0	0.0

From row 920 column 3	Balance cost of inventories:		
	refrlecting under sale cost	**(921)**	161,206.0
	transmitted into processing	**(922)**	45.0
	taking into mortgage	**(923)**	224.0
	transmitted into comission	**(924)**	0.0
Assets under responsible storage - account 02		**(925)**	279,293.0

*estimated pursuant to the item 28 of Accounting Form (standard) of applicable regulation

9. Accounts receivable

Name of indicator	Row code	Total at the end of year	including overdue payments		
			under 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works and services	**940**	2,777,680.0	10,241.0	2,599.0	1,978.0
Other current accounts receivable	**950**	37,420.0	6,636.0	11,798.0	10,673.0

Written off receivable debts in the reported period **(951)** **2120.0**

10. Arreas and losses due to spoiling of values

Name of indicator	Row code	Amount
1	2	3
Revealed (written off) arreas and losses per year	**960**	4.0
Recognized indebtedness of guilty persons in the reported period	**970**	1.0
Amount of arreas and loses, last decesion as for guilty persons, final reports of which were not admitted at the end of year (nonbalance account 072)	**980**	38.0

Manager ____________ [signature] **Serhiy Andriyovich Popov**

Chief accountant ____________ [signature] **Anatoliy Mykhailovych Huschyn**

File No. 82-4844

Attachment 3

Information on financial and business activities of the OJSC "Dniproenergo"

(published in *Ukranian Investment Newspaper* No. 100-101 (203-204), 4 May of 2001)

Name of the issuer	Open Joint Stock Company "Dniproenergo"
EDPROU code	00130872
No. of certificate of the state registration of issuer	No. 9102-ZP
Date of issuance of state registration certificate	08.04.1998
Location (mail address) of the issuer:	2 Plotynna St., 69096, Zaporizhzhia
Interregional code and telephone	(0612) 58-23-23
Telefax	58-23-55
E-mail	ocb@gs.dnepr.energy.gov.ua
Main types of activities (code)	(description)
11110	Thermal power generating station
61110	General type building organisations
71130	Wholesale trade of private organizations, except for consumer cooperation
61134	Commissioning and engineering organizations
90215	Heat supply
14913	Repairing of meters
Number of shareholders	9 841
Number of issuer's employees as at the end of the reported period	10 240
Charter capital (thousand UAH)	98,100.0
Nominal value of a common share (UAH)	25.00
Number of common shares	3,923,998
Portion of common shares in the charter capital (%)	100.00

Number of preferred shares in the charter capital	0
Portion of preferred shares in the charter capital (%)	0
Aggregate number of outstanding bonds by their nominal value (thousand UAH)	0.0
Date of the last shareholders' meetings (for OJSC)	27 March 2001
Address at which issuer's annual report is available	2 Plotynna St., 69096, Zaporizhia
Date of the first payment of dividends (if any)	
Deadline for dividend payment	
Date of the first payment of interest on bonds	
Deadline for payment of interest on bonds	
Bond maturity date	

Legal entities serving the issuer	Name	Location	Number of license (permit)
Registar of the issuer	OJSC Financial Company "Ukrnaftogas"	02090, Kiyv, Prazska St., 5	160-P
Securities custodian			
Depository of the issuer			
Securities traders with whom securities distribution agreements are concluded			
Legal entities authorized by the issuer to sell (purchase) its securities			
Legal entities authorised by the issuer to pay income on its securities			
Auditors (auditing firms) providing auditing services to the issuer	OJSC Auditing firm "Auditservice - LVF"	117a, Lenin Avenue, Zaporizhzhia	A No. 000388

Main indicators of financial and business activities

Indicator	Year	
	Reported	Previous
Net income (proceeds) from the sale of products (goods, works and services) (thousand, UAH)	1,770,592.0	2,186,069.0
Cost of sales (goods, works,services) (thousand, UAH)	1,562,625.0	1,745,243.0
Net profit (losses) (thousand, UAH)	54,960.0	-1,243,181.0
Fixed assets (thousand,UAH)	760,330.0	786,021.0
Working assets (thousand, UAH)	3,165,314.0	2,528,168.0
Long-term liabilities (thousand, UAH)	149,979.0	121,447.0
Current liabilities (thousand, UAH)	3,064,390.0	2,422,771.0
Percentage of net profits directed for the payment of dividends on preferred shares (thousand, UAH)	0. 0	0. 0
Annual number of common shares	3,923,998.0	3,923,998.0
Net profit per one common share (UAH)	14.00612	0.0
Dividends accrued on one common share (UAH)	7.00000	28.24000
Aggregate amount of funds spent by the issuer to redeem shares during a year (thousand, UAH)	0. 0	0. 0
Number of shares redeemed by the issuer during a year (thousand, UAH)	0	0
Aggregate amount of funds spent by the issuer to redeem bonds during a year (thousand, UAH)	0.0	0. 0
Sum of the paid interest on bonds (thousand, UAH)	0.0	0.0
Number of bonds redeemed by the issuer during a year	0	0

In accordance with the decision made at the general meeting on 28 March 2000, approved net profit on the base of accountant report, with considering of old requirements, for the 1999 is 221 668 000 UAH. 50% (110 834 000 UAH) of net profit were earmarked on dividends. Net profit per one common share 56,49 UAH, dividends accrued per one common share - 28,24 UAH. Financial result for 1999, recounted on the base of New Standards of Accounting with consideration of doubtful debts showed losses 1 243 181 000 UAH.

Attachment 4

Information on brining an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
OJSC"Dnipropetrovskgas"	01\03\01	14 468,39	14,75	0,37
JSCNEC"Energy&Fuel of Ukraine"	05\03\01	34 640,03	35,31	0,88
Public prosecutor of Energodar State Tax Inspection	26\03\01	120 362,00	122,69	3,07
NJSC"Naftogas of Ukraine"	02\04\01	12 386,92	12,63	0,31
SE"Ukrenergovugillya", OJSC SHC"Ukrvugleresurs-Service"	24\04\01	10 174,59	10,37	0,26

(published in the *Bulletin of Ukranian Securities* No.100-101(203-204), 4 May 2001)

Attachment 5

Information on brining an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the issuer OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
CJSC"Chervonogradvugillya"	21\05\01	21915,21	22,34	0,56

(published in the *Bulletin of Ukrainian Securities*, No.123 (226), 31 May 2001)

Attachment 6

Information on brining an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
SHC"Rovenkyantrachit"	28\ 05\ 01	62484,89	63,69	1,59

(published in the *Bulletin of Ukrainian Securities*, No.126-127 (229-230), 4 May 2001)

File No. 82-4844

Attachment 7

Information on arresting of bank accounts of the issuer.

OJSC "Dniproenergo"

(published in the *Bulletin of Ukrainian Securities*, No.138-139 (241-242), 18 June 2001)

Date of arresting (dismission of arresting) of the account	Reasons of arresting (dismission) of the account in compliance with the decision of the court	Type of the account (current,currency)	Name of the bank (its branch) where the account is arrested	Code of the bank (its branch) where the account is arrested
06 / 06/ 2001	Securing of fulfilment of the order No.1/3/1107 of Arbitration court in Zaporizhya Region of 14/ 05/ 2001	Current	"Prominvestbank of Ukraine" Zaporizhya branch the City of Zaporizhya	313355

Information on brinining a lawsuit of a bankruptcy of the issuer.

OJSC "Dniproenergo"

Date of decision about brining a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body,providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
05/ 06/ 2001	02/ 07/ 2001	State Enterprise "Regional Agency of bankruptcy in Zaporizhya Region"	69063, Zaporizhya 30 Sverdlova st. room No.313	(0612) 64-57-93	Serebriakov O. V.	(0612) 64-57-93

File No. 82-4844

Attachment 8

Information on brinining a lawsuit of a bankruptcy of the issuer.

OJSC "Dniproenergo"

(published in the *Bulletin of Ukrainian Securities*, No.154-155 (257-258), 9 July 2001)

Date of decision about brining a lawsuit of a bankruptcy	Date of the court preparatory session	Authorized body, providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
02/ 07/ 2001	23/ 07/ 2001	State Enterprise "Regional Agency of a bankruptcy in Zaporizhya Region"	69063, Zaporizhya 30 Sverdlova st. room No.313	(0612) 64-57-93	----------	---------

File No. 82-4844

Attachment 9

Information on brinining a lawsuit of a bankruptcy of the issuer.

OJSC "Dniproenergo"

(published in the *Bulletin of Ukrainian Securities*, No.182-183 (285-286), 10 August 2001)

Date of decision about brining a lawsuit of a bankruptcy	Date of the court preparatory session	Authorized body, providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
27/ 07/ 2001	17/ 08/ 2001	State Enterprise "Regional Agency of a bankruptcy in Zaporizhya Region"	69063, Zaporizhya 30 Sverdlova st. room No.313	(0612) 64-57-93	Serebriakov O.V.	(0612) 64-57-93

File No. 82-4844

Attachment 10

Information on brining an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

(published in the *Bulletin of Ukrainian Securities*, No.196-197 (299-300), 29 August 2001)

Entity filing a claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
OJSC Zaporizkiy metallurgic combine "Zaporizhstal"	21\ 08\ 01	10000,00	10,19	0,25

D:\Лена\Attach.10.doc

02 ... 10 ...

Attachment 11
Appendix 2
to the Accounting Form (standard)

BALANCE SHEET OF THE COMPANY

As of March 31, 2001

		CODES		
	Date (year, month,day)	2001	3	31
Enterprise: OJSC"Dniproenergo"	as to EDRPOU	130872		
Territory: Zaporizka	as to KOATUU	6024		
Ownership: COLLECTIVE PROPERTY	as to KFV	20		
State management authority: Minenergo of Ukraine	as to SPODU	1034		
Branch (type of activities): Thermal power plants	as to ZKGNG	11110		
Type of business activities	as to KVED			
Measuring unit: thousand of hryvnias	Controlling amount			

Address: 2 Plotynna St., Zaporizhia

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	447.0	438.0
initial value	011	782.0	792.0
depreciation	012	335.0	354.0
Uncomplited constructions	020	89,912.0	95,159.0
Fixed capital			
residual value	030	662,338.0	648,771.0
initial value	031	1,715,761.0	1,714,592.0
depereciation	032	1,053,423.0	1,065,821.0
Long-term financial investments			
that accounted under method of sharing in the capital of other enterp.	040	7,527.0	7,388.0
other financial investments	045	132.0	132.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	0.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**760,356.0**	**751,888.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161,475.0	162,395.0
Animals under growing and feeding	110	0.0	0.0
Uncompleted production	120	43.0	107.0
Finished products	130	79.0	83.0

Goods	140	91.0	83.0
Promissory notes received	150	57,077.0	115,019.0
Settlements with debtors for goods, works, services:			
purchase value	160	2,777,681.0	2,874,286.0
sale value	161	2,777,681.0	2,874,286.0
reserve of doubtful debts	162	0.0	0.0
Settlements with debtors:			
with the budget	170	5.0	8.0
on granted advance	180	31,814.0	34,341.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	37,405.0	91,661.0
Short-term financial investments	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	19,478.0	4,249.0
currency account	240	0.0	0.0
other monetary funds	250	80,170.0	72,470.0
Section 2 total	**260**	**3,165,318.0**	**3,354,702.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**80.0**	**54.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3,925,754.0**	**4,106,644.0**

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98,100.0	98,100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731,509.0	730,111.0
Reserve capital	340	15,338.0	15,338.0
Undistributed profit (uncovered losses)	350	35,849.0	100,676.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 total	**380**	**880,796.0**	**944,225.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providings	410	0.0	0.0
Target - oriented financing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**
3. LONG - TERM LIABILITIES			
Bank loans	440	121,234.0	120,893.0
Other finance liabilities	450	26,451.0	32,500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2,294.0	2,245.0
Section 3 total	**480**	**149,979.0**	**155,638.0**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	58,392.0	44,597.0
Current debts	510	6,049.0	0.0

Issued notes	520	137,523.0	130,503.0
Settlements with creditors for goods, works and services	530	2,083,128.0	2,150,417.0
Settlements with creditors:			
with respect to advance payments received	540	2,355.0	7,816.0
with the budget	550	354,919.0	440,184.0
with respect to non-budgetary payments	560	82,882.0	82,882.0
with respect to insurance	570	1,615.0	1,719.0
with respect to salaries	580	3,543.0	3,767.0
wuth participants	590	28,194.0	28,194.0
with subsidiaries	600	0.0	0.0
Other short - term liabilities	610	136,379.0	116,702.0
Section 4 total	**620**	**2,894,979.0**	**3,006,781.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**0.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3,925,754.0**	**4,106,644.0**

Manager ________________ **Serhiy Andriyovich Popov**
[signature]

[seal]

Chief Accountant ________________ **Anatoliy Mykhailovich Huschyn**
[signature]

02 ... 10 ...

Attachment 12
Appendix 2
to the Accounting Form (standard)

FINANCIAL RESULTS REPORT

As of March 31, 2001

		CODES		
	Date (year, month,day)	2001	3	31
Enterprise: OJSC"Dniproenergo"	as to EDRPOU	130872		
Territory: Zaporizka	as to KOATUU	6024		
Ownership: COLLECTIVE PROPERTY	as to KFV	20		
State management authority: Minenergo of Ukraine	as to SPODU	1034		
Branch (type of activities): Thermal power plants	as to ZKGNG	11110		
Type of business activities	as to KVED			
Measuring unit: thousand of hryvnias	Controlling amount			

Address: 2 Plotynna St., Zaporizhia

1. **Financial results**

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales proceeds (goods, works, services)	010	635,180.0	653,025.0
Value added tax	015	105,863.0	115,827.0
Exsice duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	030	0.0	0.0
Net profit of sold products (work, services)	035	529,317.0	537,198.0
Costs for production of sold products (work, services)	040	(437,059.0)	(469,284.0)
Sales results: profit	050	92,258.0	67,914.0
Losses	055	0.0	0.0
Other operational revenues	060	54,394.0	37,473.0
Administrative expenses	070	(4,504.0)	(3,661.0)
Commercial costs	080	(44.0)	(9.0)
Other operational costs and expenses	090	(38,142.0)	(632,928.0)
Financial results of operational activity: profit	100	103,962.0	0.0
Losses	105	0.0	531,211.0
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	19,463.0
Other revenues	130	2,226.0	73.0
Financial losses	140	(3,794.0)	(19,195.0)
Losses from sharing in the capital	150	(139.0)	0.0
Other losses	160	(954.0)	(76.0)
Financial results of usual activity: total profits	170	101,301.0	0.0

total losses	175	0.0	530,946.0
Profit tax	180	(36,474.0)	0.0
Financial results of usual activity:balance sheet profit	190	64,827.0	0.0
balance sheet losses	195	0.0	530,946.0
Unusual profits	200	0.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	64,827.0	0.0
losses	225	0.0	530,946.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	370,257.0	439,640.0
Salary expenses	240	14,358.0	8,470.0
Allocations for social arrangements	250	5,116.0	3,116.0
Depreciation	260	13,576.0	11,815.0
Other costs	270	42,495.0	6,243.0
Total	280	445,802.0	469,284.0

3. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	0.0	0.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	0.0	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividents per one common share	340	0.0	0.0

Manager [signature]

[seal]

Chief Accountant [signature]

Attachment 13
Appendix 2
to the Accounting Form (standard)

BALANCE SHEET OF THE COMPANY

As of June 30, 2001

		CODES		
	Date (year, month,day)	2001	6	30
Enterprise: OJSC"Dniproenergo"	as to EDRPOU	130872		
Territory: Zaporizka	as to KOATUU	6024		
Ownership: COLLECTIVE PROPERTY	as to KFV	20		
State management authority: Minenergo of Ukraine	as to SPODU	1034		
Branch (type of activities): Thermal power plants	as to ZKGNG	11110		
Type of business activities	as to KVED			
Measuring unit: thousand of hryvnias	Controlling amount			

Address: 2 Plotynna St., Zaporizhia

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	447.0	417.0
initial value	011	782.0	790.0
depreciation	012	335.0	373.0
Uncomplited constructions	020	89,912.0	114,731.0
Fixed capital			
residual value	030	662,441.0	637,294.0
initial value	031	1,715,761.0	1,715,641.0
depereciation	032	1,053,320.0	1,078,347.0
Long-term financial investment			
that accounted under method of sharing in the capital of other enterp.	040	7,527.0	7,562.0
other financial investments	045	132.0	133.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	0.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**760,459.0**	**760,137.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161,475.0	166,737.0
Animals under growing and feeding	110	0.0	0.0
Uncompleted production	120	43.0	77.0
Finished products	130	79.0	1.0

Goods	140	91.0	80.0
Promissory notes received	150	57,077.0	98,019.0
Settlements with debtors for goods, works, services:			
purchase value	160	2,777,681.0	2,915,397.0
sale value	162	2,777,681.0	2,915,397.0
reserve of doubtful debts	162	0.0	0.0
Settlements with debtors:			
with the budget	170	5.0	5.0
on granted advance	180	31,814.0	39,883.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	37,403.0	33,972.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	19,478.0	17,319.0
currency account	240	0.0	0.0
other monetary funds	250	80,169.0	84,044.0
Section 2 total	**260**	**3,165,315.0**	**3,355,534.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**81.0**	**53.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3,925,855.0**	**4,115,724.0**

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98,100.0	98,100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731,509.0	728,509.0
Reserve capital	340	15,338.0	15,338.0
Undistributed profit (uncovered losses)	350	-124,270.0	209,561.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**720,677.0**	**1,051,508.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providings	410	0.0	0.0
Target - oriented finansing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**
3. LONG - TERM LIABILITIES			
Bank loans	440	121,234.0	120,081.0
Other finance liabilities	450	26,451.0	32,500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2,294.0	25,200.0
Section 3 total	**480**	**149,979.0**	**177,781.0**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	58,392.0	73,208.0
Current debts	510	6,049.0	6,078.0

Issued notes	520	137,523.0	126,230.0
Settlements with creditors for goods, works and services	530	2,084,205.0	2,059,643.0
Settlements with creditors:			
with respect to advance payments reseived	540	2,355.;0	4,524.0
with the budget	550	486,940.0	377,826.0
with respect to non-budgetary payments	560	110,018.0	72,921.0
with respect to insurance	570	1,615.0	1,714.0
with respect to salaries	580	3,547.0	3,878.0
wuth participants	590	28,194.0	34,779.0
with subsidiaries	600	0.0	0.0
Other short - term liabilities	610	136,361.0	125,634.0
Section 4 total	**620**	**3,055,199.0**	**2,886,435.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**0.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3,925,855.0**	**4,115,724.0**

Manager ________________ **Serhiy Andriyovich Popov**
[signature]

[seal]

Chief Accountant ________________ **Anatoliy Mykhailovich Huschyn**
[signature]

Attachment 14
Appendix 2
to the Accounting Form (standard)

FINANCIAL RESULTS REPORT

As of June 30, 2001

		CODES		
	Date (year, month,day)	2001	6	30
Enterprise: OJSC"Dniproenergo"	as to EDRPOU	130872		
Territory: Zaporizka	as to KOATUU	6024		
Ownership: COLLECTIVE PROPERTY	as to KFV	20		
State management authority: Minenergo of Ukraine	as to SPODU	1034		
Branch (type of activities): Thermal power plants	as to ZKGNG	11110		
Type of business activities	as to KVED			
Measuring unit: thousand of hryvnias	Controlling amount			

Address: 2 Plotynna St., Zaporizhia

1. **Financial results**

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales proceeds (goods, works, services)	010	1,090,223.0	1,006,914.0
Value added tax	015	181,704.0	167,633.0
Exsice duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	030	0.0	0.0
Net profit of sold products (work, services)	035	908,519.0	839,281.0
Costs for production of sold products (work, services)	040	774,653.0	774,207.0
Sales results	050	133,866.0	65,074.0
Losses	055	0.0	0.0
Other operational revenues	060	399,526.0	166,387.0
Administrative expenses	070	8,919.0	6,830.0
Commercial costs	080	92.0	18.0
Other operational costs and expenses	090	111,151.0	213,181.0
Financial results of operational activity: profit	100	413,230.0	11,432.0
Losses	105	0.0	0.0
Revenues from sharing in the capital	110	36.0	0.0
Other financial revenues	120	0.0	26.0
Other revenues	130	4,578.0	94.0
Financial losses	140	11,592.0	3,600.0
Losses from sharing in the capital	150	0.0	0.0
Other losses	160	1,065.0	6,605.0
Financial results of usual activity: total profits	170	405,187.0	1,347.0

total losses	175	0.0	0.0
Profit tax	180	43,876.0	0.0
Financial results of usual activity:balance sheet profit	190	361,311.0	1,347.0
balance sheet losses	195	0.0	0.0
Unusual profits	200	0.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	361,311.0	1,347.0
losses	225	0.0	0.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	715,943.0	719,199.0
Salary expenses	240	29,173.0	21 ,067.0
Allocations for social arrangements	250	10,558.0	7,923.0
Depreciation	260	26,150.0	23,540.0
Other costs	270	64,760.0	116,182.0
Total	280	846,584.0	887,912.0

3. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	0.0	0.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	0.0	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager [signature]

[seal]

Chief Accountant [signature]

Attachment 15

INFORMATION ON THE REGISTRAR

Full name	Open Joint - Stock Financial Company "Ukrnaftogas"
Organizational and legal status	OPEN JOINT STOCK COMPANY
EDRPOU code	24101605
Territory code (COATUU)	302660000
Territory (oblast)	Kiyvska
District	
Zip code	02090
Inhabited locality	Kiyv
Street, number	Prazska, 5
Interregional code, telephone	(044) 551-95-40
Fax	(044) 551-95-14
E-mail	reestr@naftogaz.com.ua
WWW-address	WWW.naftogaz.com.ua
Number of license (permit) for this type of activity	160-P
Date of issuance of the license (permit)	31 October 1996
Goverment authority that issued the license	The State Commission for Securities and Stock Market of Ukraine